UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of August 2024

Commission File Number: 001-37353

SCINAI IMMUNOTHERAPEUTICS LTD.

(Translation of registrant’s name into English)

Jerusalem BioPark, 2nd Floor

Hadassah Ein Kerem Campus

Jerusalem, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

EXPLANATORY NOTE

In connection with the Extraordinary Meeting of Shareholders (the “Meeting”) of Scinai Immunotherapeutics Ltd. (the “Company”) scheduled for August 12, 2024, the Company on August 5, 2024 furnished to the Securities and Exchange Commission (the “Commission”) on Form 6-K a Notice to Shareholders (the “Supplemental Notice”). The Supplemental Notice described supplemental changes to the Notice and Proxy Statement (“Proxy statement”) relating to the Meeting and in particular to the language of Articles 168 and 172 of the proposed Amended and Restated Articles of Association of the Company attached to the Proxy Statement.

Due to a typographical error, the proposed changes to Article 172 attached to the Supplemental Notice did not match the description of such changes set forth in the Supplemental Notice. Attached as Appendix A hereto is the corrected Article 172 to match the description thereof that appeared in the Supplemental Notice (additions are underscored, deletions are struck through).

This Report on Form 6-K is hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File No. 333-271293 and File No. 333-239344) and Form F-3 (File No. 333-274078 and File No. 333-276767), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Appendix A

REDEMPTION IN CERTAIN EVENTS

172	Notwithstanding anything to the contrary in these Articles, for so long as any holder of Preferred Shares holds Preferred Shares of the Company, the Company shall not take any of the following actions (whether taken directly or indirectly, by merger, consolidation or otherwise, and whether by the Company or a subsidiary ) without either first redeeming all then-outstanding Preferred Shares by making a Redemption Payment in respect of each Preferred Share in an amount equal to the Preferred Redemption Amount or~~, in order to proceed without making such a redemption,~~ obtaining the written consent or affirmative vote of the holders of a majority of the Preferred Shares in order to proceed without making such a redemption (it being understood that the foregoing shall not apply if any of the following occurs and is not in the control of the Company):

(i)	consummating any M&A Event;

(ii)	taking any action or step in relation to the delisting of the Company’s securities from the Nasdaq Stock Market;

(iii)	authorizing the creation of any security having rights, preferences or privileges equal to or greater than those of the Preferred Shares, or

(iv)	the incurrence of any Indebtedness, save for Indebtedness incurred:

(a)	with the prior written consent of the holders of a majority of the Preferred Shares;

(b)	under any finance or capital leases of equipment if the aggregate liability in respect of the equipment leased does not at any time exceed EUR 10,000,000 (or its equivalent in another currency or currencies);

(c)	under Permitted Hedging

(d)	under any letters of credit provided that such Indebtedness does not, singularly or in aggregate, exceed EUR 10,000,000 (or its equivalent in another currency or currencies);

(e)	in respect of any guarantees in respect of any liability or obligation of any person:

(i)	with the prior written consent of the holders of a majority of the Preferred Shares; or

(ii)	guarantees issued in the ordinary course of trade by the Company under or in connection with:

(A)	under any negotiable instruments;

(B)	in connection with any performance bond; or

(C)	in connection with any Indebtedness permitted under this Article 172(iv); or

(f)	not permitted by the preceding paragraphs and the outstanding amount of which does not exceed EUR 10,000,000 (or its equivalent) in aggregate at any time.

Following the payment in full of the Preferred Redemption Amount for any Preferred Shares, such shares shall immediately be deemed redeemed and cancelled without any further action required on the part of the Preferred Shareholders or the Company. For the avoidance of doubt, no dividends or distributions shall be made to holders of Ordinary Shares until an amount equal to the full Preferred Redemption Amount has been distributed on account of each Preferred Share.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Scinai Immunotherapeutics Ltd.

Date: August 7, 2024	By:	/s/ Amir Reichman
Amir Reichman
Chief Executive Officer

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